April 13, 2017

Securities and Exchange Commission
100 F Street, N. E.
Washington, D.C. 20549-7561

Ladies and Gentlemen:

We were previously Hunt Mining Corp.'s independent registered public accounting firm from March 23, 2015 through March 20, 2017. We have read Item 4.01 of Hunt Mining Corp. Form 8-K, dated March 31, 2017, and have the following comments:

1.	We agree with the statements made in paragraphs (a), (b), (c) and (d); and

2.
We have no basis on which to agree or disagree with the statements made in the remaining paragraphs concerning the New Independent Registered Accounting Firm, approval by the Board of Directors, or any other aspect of Fork 8-K, except as specifically set forth herein.

Yours truly,

Crowe MacKay LLP

Socratis Kaketsis Professional Corporation
Incorporated Partner

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